CFO Services Group

Profit and Loss
January - December 2021

	TOTAL
Income	
Accounting Products Revenues	148,405.00
Accounting Services Revenues	780,387.50
Classes & Workshop Revenues	5,838.51
Discounts Contra-Revenues	-10,567.23
Interest Revenues	4.78
Other Revenues	5,239.26
Project Revenue	87,249.00
Uncategorized Income	0.00
Total Income	**$1,016,556.82**
Cost of Goods Sold	
Costs of Labor	413,113.12
Costs of Services	3,824.19
Total Cost of Goods Sold	**$416,937.31**
GROSS PROFIT	**$599,619.51**
Expenses	
GSA Expenses	238,275.90
Management Expenses	77,959.62
Sales & Marketing Expenses	273,293.18
Total Expenses	**$589,528.70**
NET OPERATING INCOME	**$10,090.81**
Other Income	
zPPP Funding (to be forgiven)	80,813.00
Total Other Income	**$80,813.00**
NET OTHER INCOME	**$80,813.00**
NET INCOME	**$90,903.81**

CFO Services Group

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	177,035.82
Total Bank Accounts	**$177,035.82**
Accounts Receivable	
Accounts Receivables	77,524.36
Total Accounts Receivable	**$77,524.36**
Other Current Assets	
Employee Receivables	0.00
Other Receivables	0.00
Prepaid Expenses	12,093.01
Reimbursable Expenses Receivabl	0.00
Undeposited Funds	1,800.00
Total Other Current Assets	**$13,893.01**
Total Current Assets	**$268,453.19**
TOTAL ASSETS	**$268,453.19**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payables	5,030.27
Total Accounts Payable	**$5,030.27**
Credit Cards	
Credit Cards	17.45
Total Credit Cards	**$17.45**
Other Current Liabilities	
Due To Clients	76,495.00
Income Taxes Payable	0.00
Payroll Liabilities	18,010.52
Total Other Current Liabilities	**$94,505.52**
Total Current Liabilities	**$99,553.24**
Long-Term Liabilities	
Loans	166,520.41
Total Long-Term Liabilities	**$166,520.41**
Total Liabilities	**$266,073.65**
Equity	
Equity - Manuel Cosme	-15,854.33
Retained Earnings	-72,669.94
Net Income	90,903.81
Total Equity	**$2,379.54**
TOTAL LIABILITIES AND EQUITY	**$268,453.19**

CFO Services Group

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	90,903.81
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivables	475.00
Accounts Receivables:Operating Receivables	-37,910.81
Prepaid Expenses:Hello Outbound	-8,270.83
Prepaid Expenses:LI Learning	0.00
Prepaid Expenses:Office Security Deposit	-336.70
Prepaid Expenses:Professional Retainers	-1,000.00
Prepaid Expenses:VyprVPN	-974.18
Accounts Payables	
Accounts Payables:Bills Payable	5,030.27
Credit Cards:CitiCard American Airlines	-3,309.43
Credit Cards:PayPal Credit	-100.00
Credit Cards:Wells Fargo Credit Card	0.00
Due To Clients:Client Deposits	39,165.00
Payroll Liabilities:Benefits Payable:401k Payable	674.54
Payroll Liabilities:Benefits Payable:Dental & Vision Payable	0.00
Payroll Liabilities:Benefits Payable:Medical Payable	-133.94
Payroll Liabilities:Benefits Payable:New York Disability Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-6,691.08**
Net cash provided by operating activities	**$84,212.73**
FINANCING ACTIVITIES	
Loans:Loan From WACIF (A)	-9,750.48
Loans:Loan From WACIF (B)	-2,925.08
Loans:Paycheck Protection Program (1st Draw) (deleted)	298.07
Loans:SMBX Bond	59,253.02
Equity - Manuel Cosme:Withdrawals & Contributions	-15,854.33
Net cash provided by financing activities	**$31,021.20**
NET CASH INCREASE FOR PERIOD	**$115,233.93**
Cash at beginning of period	63,601.89
CASH AT END OF PERIOD	**$178,835.82**